Luis Carrillo
Luis Carrillo, Partner; SteadyLaw Group, LLP
501 W. Broadway, Suite 800 San Diego, CA 92101
direct phone: 619.399.3102; main phone: 619.399.3090; fax: 619.330.1888

January 16, 2007

Mr. Roger Schwall
Ms. Donna Levy
U.S. Securities and Exchange Commission
Washington, D.C. 7010
Mail Stop 7010

Re:	Nuport Group Inc.
Registration Statement on Form SB-1
Filed November 03, 2006; amended December 21, 2006; amended January 16,
2007
File No.333-138394

Dear Mr. Schwall and Ms. Levy,

In response to your letter dated January 12, 2007, Nuport Group Inc. has made changes to its filing. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter.

We have revised our disclosure to address the above two comments.

General

1.        We have revised our filing under this heading to deleted and replaced all references to Mr. Briner, and we have correctly referenced Mr. Lorne Chomos.

Cover Page of Prospectus

2.       We have referenced the page number to indicate where “Risk Factors” commence in the SB-1 and have removed the misplaced phrase “beginning on page”, elsewhere in this section.

If you have any questions or concerns, please feel free to contact us anytime.

/S/ Luis Carrillo